Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
--------------------------------------

Contact:      336-436-4855
              Pamela Sherry
              Investor@labcorp.com

             Shareholder Direct:     800-LAB-0401
             www.labcorp.com

LABCORP-REGISTERED TRADEMARK- COMPLETES
ACQUISITION OF DIANON Systems Inc.

Combined Company to Significantly Expand Specialized
Cancer Testing

Burlington, NC, January 17, 2003 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced it has completed its previously announced acquisition of DIANON Systems Inc., a leading U.S. provider of anatomic pathology and oncology testing services. LabCorp acquired all of the outstanding shares of DIANON, financing the transaction by using a $350 million bridge loan and borrowings of $248.4 million under its $350 million revolver. LabCorp anticipates that the acquisition will be accretive to LabCorp's 2003 diluted earnings per share by approximately
$0.05 and expects to realize an estimated $35 million in annual cost savings synergies by year-end 2005.

Focusing on the outpatient market, DIANON is a leading provider of anatomic pathology and oncology testing services in the U.S.
DIANON serves more than 14,000 of the 50,000 oncology, urology, dermatology, gynecology and gastroenterology specialists practicing in the U.S. Approximately 1,100 employees process more than 8,000 samples per day in one main testing facility and four regional labs. Its proprietary CarePath-Trademark- Health Information Service provides personalized, diagnosis-specific information to physicians and their patients at critical moments in the healthcare process.

"We are absolutely delighted to add DIANON to our national network of industry-leading clinical laboratories," said Thomas P. Mac Mahon, chairman and chief executive officer of LabCorp. "It is an excellent strategic combination for LabCorp, generating sizeable cost savings synergies. More compelling, however, the combined company is now in an exceptional position to nationally offer a full range of leading-edge anatomic, genomic and clinical testing technology for the large and rapidly growing cancer diagnostics market. Together, we can optimize DIANON's system of specialized pathology with LabCorp's tremendous infrastructure, financial strength and focus on evolving technology to create unprecedented opportunities for our employees and shareholders, and unparalleled services for our customers."

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 25,000 employees, the Company offers more than 4,000 clinical tests ranging from routine analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los
Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2001 and subsequent SEC filings.